UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Amendment No. 2)
RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

BlueCity Holdings Limited
(Name of the Issuer)

BlueCity Holdings Limited
Baoli Ma
Multelements Limited
Diversefuture Limited
BlueCity Media Limited
Shimmery Sapphire Holding Limited
Cantrust (Far East) Limited
Metaclass Management ELP
Chizicheng Strategy Investment Limited
Spriver Tech Limited
Chunhe Liu
Aviator D, L.P.
CDH China HF Holdings Company Limited
Rainbow Rain Limited
Roger Field Fund, L.P.
CDH Harvest Holdings Limited
Shangzhi Wu
(Names of Persons Filing Statement)
Class A Ordinary Shares, par value US$0.0001 per share*
American Depositary Shares, each two representing one Class A Ordinary Share
(Title of Class of Securities)
G11957 100
(CUSIP Number of Class of Securities)

BlueCity Holdings Limited
Baoli Ma
BlueCity Media Limited
Shimmery Sapphire Holding Limited
Cantrust (Far East) Limited
Block 2 Tower B Room 028, No. 22 Pingguo Shequ, Bai Zi Wan Road, Chaoyang District
Beijing 100022
Multelements Limited Diversefuture Limited Block 2 Tower B Room 028, No. 22 Pingguo Shequ, Bai Zi Wan Road, Chaoyang District Beijing 100022 CEC Development Mansion F12, Sanyuan Bridge, Beijing

Metaclass Management ELP Chizicheng Strategy Investment Limited Spriver Tech Limited Chunhe Liu CEC Development Mansion F12, Sanyuan Bridge, Beijing
Aviator D, L.P.
CDH China HF Holdings Company Limited
Rainbow Rain Limited
Roger Field Fund, L.P.
CDH Harvest Holdings Limited
Shangzhi Wu
3rd Floor, Kaishi Building, No.1 Yan’an East Road, Huangpu District, Shanghai
Tel: (+86) 158 1070 2036

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)
With copies to:
Yuting Wu, Esq. Skadden, Arps, Slate, Meagher & Flom LLP JingAn Kerry Center, Tower II, 46/F 1539 Nanjing West Road Shanghai, the People’s Republic of China Telephone: +86 21-6193-8200	Yang Wang Simpson Thacher & Bartlett LLP 3901 China World Tower A 1 Jianguomenwai Avenue Beijing 100004, China Telephone: (+86) 10 5965 2976
Brian V. Breheny, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 1440 New York Avenue, N.W. Washington, D.C. 20005 Telephone: (202) 371-7000	Yi Gao Simpson Thacher & Bartlett LLP ICBC Tower – 35th Floor 3 Garden Road, Central Hong Kong, China

This statement is filed in connection with (check the appropriate box):
a	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b	☐	The filing of a registration statement under the Securities Act of 1933.
c	☐	A tender offer
d	☒	None of the above
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐
Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

*
Not for trading, but only in connection with the listing on the Nasdaq Global Market of the American depositary shares (“ADSs”), each two representing one Class A ordinary share, par value US$0.0001 per share, of the Company (the “Class A Ordinary Share”).

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on schedule 13e-3. Any representation to the contrary is a criminal offense.

INTRODUCTION
This Amendment No. 2 (this “Final Amendment”) to the Rule 13E-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”):
(a)
BlueCity Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”), the issuer of the Class A Ordinary Shares, that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act;

(b)
Mr. Baoli Ma, the chairman of the board of directors and chief executive officer of the Company (the “Founder”);

(c)
Multelements Limited, a company incorporated under the laws of the Cayman Islands (“Parent”);

(d)
Diversefuture Limited, a company incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”);

(e)
BlueCity Media Limited; a company incorporated under the laws of the British Virgin Islands;

(f)
Shimmery Sapphire Holding Limited, a company incorporated under the laws of the British Virgin Islands;

(g)
Cantrust (Far East) Limited, a company incorporated under the laws of the British Virgin Islands;

(h)
Metaclass Management ELP, an exempted limited partnership established under the laws of the Cayman Islands;

(i)
Chizicheng Strategy Investment Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands;

(j)
Spriver Tech Limited, a company incorporated under the laws of the British Virgin Islands;

(k)
Mr. Chunhe Liu, a citizen of the People’s Republic of China;

(l)
Aviator D, L.P., an exempted limited partnership established under the laws of the Cayman Islands;

(m)
CDH China HF Holdings Company Limited, a company incorporated under the laws of the Cayman Islands;

(n)
Rainbow Rain Limited, a company incorporated under the laws of the British Virgin Islands;

(o)
Roger Field Fund, L.P., an exempted limited partnership established under the laws of the Cayman Islands;

(p)
CDH Harvest Holdings Limited, a company incorporated under the laws of the Cayman Islands; and

(q)
Mr. Shangzhi Wu, a citizen of Singapore.

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of April 30, 2022, by and between the Company, Parent and Merger Sub (the “Merger Agreement”), providing for the merger of Merger Sub with and into the Company, with the Company being the surviving company of the Merger as a wholly-owned subsidiary of Parent (the “Merger”).
This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of the Transaction Statement.
All capitalized terms used in this Amendment and not otherwise defined have the meanings ascribed to such terms in the Transaction Statement, including the Proxy Statement attached as exhibit (a)-(1) to the Transaction Statement.

Item 15   Additional Information
Item 15(c) is hereby amended and supplemented as follows:
On July 29, 2022, at 10:00 am (Beijing time), an extraordinary general meeting of the shareholders of the Company was held at Block 2 Tower B, No. 22 Pingguo Shequ, Bai Zi Wan Road, Chaoyang District, Beijing 100022, People’s Republic of China. At the extraordinary general meeting, the shareholders of the Company authorized and approved the Merger Agreement, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands, substantially in the form attached as Exhibit A to the Merger Agreement (the “Plan of Merger”) and the transactions contemplated by the Merger Agreement, including the Merger.
On August 12, 2022, the Company and Merger Sub filed the Plan of Merger with the Registrar of Companies of the Cayman Islands, which was registered by the Registrar of Companies of the Cayman Islands as of August 12, 2022, pursuant to which the Merger became effective on August 12, 2022 (the “Effective Time”). As a result of the Merger, the Company became a wholly-owned subsidiary of Parent.
At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time, other than the Excluded Shares, the Dissenting Shares and Class A Ordinary Shares represented by ADSs, has been cancelled and ceased to exist in exchange for the right to receive the Per Share Merger Consideration in cash, and each ADS (other than the ADSs representing the Excluded Shares) issued and outstanding immediately prior to the Effective Time, together with the underlying Class A Ordinary Shares represented by such ADSs, has been cancelled and ceased to exist in exchange for the right to receive the Per ADS Merger Consideration in cash.
At the Effective Time, the Excluded Shares and the ADSs representing the Excluded Shares, in each case issued and outstanding immediately prior to the Effective Time, were cancelled and ceased to exist without payment of any consideration or distribution therefor, and the Dissenting Shares were cancelled and ceased to exist in exchange for the right to receive only the payment of the fair value of such Dissenting Shares determined in accordance with Section 238 of the Cayman Islands Companies Act.
At the Effective Time, each Company Option granted pursuant to the Company’s 2015 Stock Incentive Plan that was outstanding and unexercised as of the Effective Time, whether vested or unvested, was cancelled, and the holder thereof was entitled to receive an amount in cash, without interest, payable as soon as reasonably practicable following the Effective Time equal to the product of (i) the excess, if any, of (A) the Per Share Merger Consideration, over (B) the exercise price, multiplied by (ii) the number of Class A Ordinary Shares subject to such Company Option as of the Effective Time. Each Company Option with the exercise price that is equal to or greater than the Per Share Merger Consideration was cancelled at the Effective Time without the payment of consideration therefor.
At the Effective Time, each Company Option granted pursuant to the Company’s 2020 Stock Incentive Plan or 2021 Stock Incentive Plan, in each case, that was outstanding, vested and unexercised as of the Effective Time, was assumed by Parent and automatically converted into an option for ordinary shares of Parent (each, an “Assumed Option”) under an equity incentive plan to be established by Parent equal to the product of (A) the number of Class A Ordinary Shares that were subject to the corresponding Company Option immediately prior to the Effective Time, multiplied by (B) a fraction (such ratio, the “Exchange Ratio”), the numerator of which is the Per Share Merger Consideration and the denominator of which is the fair market value of an ordinary share of Parent, and rounding such product down to the nearest whole number of ordinary shares of Parent, with an exercise price per share subject to the Assumed Option equal to the exercise price for which the corresponding Company Option was exercisable immediately prior to the Effective Time divided by the Exchange Ratio, and rounded up to the nearest whole cent. Each Assumed Option will be subject to the same terms and conditions as to vesting, exercisability and forfeiture as the corresponding Company Option as in effect on the date of the Merger Agreement.
At the Effective Time, each Company Option granted pursuant to the Company’s 2020 Stock Incentive Plan or 2021 Stock Incentive Plan that was unvested as of the Effective Time was cancelled without the payment of consideration therefor.
In addition, the Company terminated each of the 2015 Stock Incentive Plan, the 2020 Stock Incentive Plan and the 2021 Stock Incentive Plan, and all award agreements evidencing Company Options, effective as of the Effective Time.

The Company instructed the ADS Depositary to terminate the Company’s ADS program, effective as of the Effective Time.
As a result of the Merger, the ADS program for the ADSs will terminate and the ADSs will no longer be listed on any securities exchange or quotation system, including Nasdaq Global Market (“Nasdaq”), and the Company will cease to be a publicly traded company. The Company has requested Nasdaq to file an application on Form 25 with the SEC to remove the ADSs from listing on Nasdaq and withdraw registration of the Company’s registered securities under the Exchange Act. The deregistration will become effective 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. In addition, the Company will suspend its reporting obligations under the Exchange Act by filing a certification and notice on Form 15 with the SEC. The Company’s reporting obligations under the Exchange Act will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

Item 16   Exhibits
(a)-(1)	Proxy Statement of the Company dated June 23, 2022 (the “Proxy Statement”).*
(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.*
(a)-(3)	Form of Proxy Card, incorporated herein by reference to the Proxy Statement.*
(a)-(4)	Form of ADS Voting Instruction Card, incorporated herein by reference to the Proxy Statement.*
(a)-(5)	Press Release issued by the Company, dated April 30, 2022, incorporated herein by reference to Exhibit 99.1 to the report on Form 6-K furnished by the Company to the SEC on May 2, 2022.*
(b)	Not applicable.
(c)-(1)	Opinion of Kroll, LLC, operating through its Duff & Phelps Opinions Practice, dated April 30, 2022, incorporated herein by reference to Annex C to the Proxy Statement.*
(c)-(2)	Discussion Materials prepared by Kroll, LLC, operating through its Duff & Phelps Opinions Practice, dated April 30, 2022, for discussion with the special committee of the board of directors of the Company.*
(d)-(1)	Agreement and Plan of Merger, dated April 30, 2022, by and among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.*
(d)-(2)	Limited Guarantee, dated April 30, 2022, by Metaclass Management ELP in favor of the Company, incorporated herein by reference to Exhibit H to Schedule 13D/A jointly filed by Mr. Baoli Ma and Rollover Shareholders and their respective affiliates with the SEC on May 2, 2022.*
(d)-(3)	Equity Commitment Letter, dated April 30, 2022, by Metaclass Management ELP in favor of Parent, incorporated herein by reference to Exhibit I to Schedule 13D/A jointly filed by Mr. Baoli Ma and Rollover Shareholders and their respective affiliates with the SEC on May 2, 2022.*
(d)-(6)	Support Agreement, dated April 30, 2022, by and among Parent and each Rollover Shareholder, incorporated herein by reference to Exhibit J to Schedule 13D/A, jointly filed by Mr. Baoli Ma and Rollover Shareholders and their respective affiliates with the SEC on May 2, 2022.*
(d)-(7)	Interim Investors Agreement, dated April 30, 2022, by and among Parent, Merger Sub, Mr. Baoli Ma, Metaclass Management ELP and each Rollover Shareholder, incorporated herein by reference to Exhibit K to Schedule 13D/A, jointly filed by Mr. Baoli Ma and Rollover Shareholders and their respective affiliates with the SEC on May 2, 2022.*
(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the information set forth in the Proxy Statement under the caption “Dissenters’ Rights.”*
(f)-(2)	Section 238 of the Cayman Islands Companies Act Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex D to the Proxy Statement.*
(g)	Not applicable.
107	Calculation of Filing Fee Tables.*

*
Previously filed.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 15, 2022
BlueCity Holdings Limited
By
/s/ Wenjie (Jenny) Wu

Name:
Wenjie (Jenny) Wu

Title:
Chairperson of the Special Committee

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 15, 2022
Multelements Limited
By
/s/ Baoli Ma

Name:
Baoli Ma

Title:
Director

Diversefuture Limited
By
/s/ Baoli Ma

Name:
Baoli Ma

Title:
Director

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 15, 2022
Baoli Ma
By
/s/ Baoli Ma

BlueCity Media Limited
By
/s/ Baoli Ma

Name:
Baoli Ma

Title:
Director

Shimmery Sapphire Holding Limited

By
/s/ Susan Toya Palmer
/s/ Shanica Maduro-Christopher

Name:
Susan Toya Palmer and Shanica Maduro-Christopher

Title:
Authorised Signatory (For and on behalf of Rustem Limited as Director of Shimmery Sapphire Holding Limited)

Cantrust (Far East) Limited

By
/s/ Susan Toya Palmer
/s/ Shanica Maduro-Christopher

Name:
Susan Toya Palmer and Shanica Maduro-Christopher

Title:
Authorised Signatory (For and on behalf of Cantrust (Far East) Limited as Trustee of Shimmery Diamond Trust)

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 15, 2022
Metaclass Management ELP
by Chizicheng Strategy Investment Limited, its general partner
By
/s/ Chunhe Liu

Name:
Chunhe Liu

Title:
Director

Chizicheng Strategy Investment Limited
By
/s/ Chunhe Liu

Name:
Chunhe Liu

Title:
Director

Spriver Tech Limited
By
/s/ Chunhe Liu

Name:
Chunhe Liu

Title:
Director

Chunhe Liu
By
/s/ Chunhe Liu

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 15, 2022
Aviator D, L.P.
by CDH China HF Holdings Company Limited, its general partner
By
/s/ William Hsu

Name:
William Hsu

Title:
Director

CDH China HF Holdings Company Limited
By
/s/ William Hsu

Name:
William Hsu

Title:
Director

Rainbow Rain Limited
By
/s/ William Hsu

Name:
William Hsu

Title:
Director

Roger Field Fund, L.P.
by CDH Harvest Holdings Limited, its general partner
By
/s/ William Hsu

Name:
William Hsu

Title:
Director

CDH Harvest Holdings Limited
By
/s/ William Hsu

Name:
William Hsu

Title:
Director

Shangzhi Wu
By
/s/ Shangzhi Wu